

December 17, 2013

<u>Via U.S. Mail</u>
Mr. Magdiel Rodriguez
Chief Executive Officer
IDO Security Inc.
7875 SW 40th Street, Suite 224
Miami, Florida 33155

Re: **IDO Security Inc.**
        Form 10-K for the Year Ended December 31, 2012
        Filed April 16, 2013
        No. 000-51170

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Current Operational Highlights, page 5</u>

1.   Please identify the third party that you contracted with on April 15, 2013 to manufacture, sell, market and distribute your products. Confirm that this party is not considered a related party.

2.   Please file the representation and manufacturing agreement with the third party as a material contract.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director